Exhibit 12.1

AMKOR TECHNOLOGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007

Earnings
Income (loss) before income taxes	$44,039	$100,219	$251,159	$126,523	$(425,688)	$234,837
Equity in earnings of unconsolidated affiliate	(5,421)	(7,085)	(6,435)	(2,373)	—	—

Income (loss) before income taxes and equity in earnings of unconsolidated affiliate	38,618	93,134	244,724	124,150	(425,688)	234,837
Interest expense	68,470	82,869	96,340	110,747	120,513	134,819
Amortization of debt issuance costs	2,734	3,737	4,505	4,649	4,466	5,326
Interest portion of rent (1)	3,255	5,020	5,450	5,879	6,559	6,452

	$113,077	$184,760	$351,019	$245,425	$(294,150)	$381,434

Fixed Charges
Interest expense	$68,470	$82,869	$96,340	$110,747	$120,513	$134,819
Amortization of debt issuance costs	2,734	3,737	4,505	4,649	4,466	5,326
Interest portion of rent (1)	3,255	5,020	5,450	5,879	6,559	6,452

	$74,459	$91,626	$106,295	$121,275	$131,538	$146,597

Ratio of earnings to fixed charges (2)	1.5	2.0	3.3	2.0	—	2.6

(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)	The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $425.7 million of earnings in 2008.